

17010540

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2016

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-37914

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ottawa Bancorp, Inc.
925 LaSalle Street
Ottawa, Illinois 61350

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto as Appendix I is a copy of the Plan's Summary Annual Report and Form 5500-SF.

APPENDIX I
FORM 5500-SF AND SUMMARY ANNUAL REPORT

Form 5500-SF

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Short Form Annual Return/Report of Small Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6057(b) and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500-SF.**

OMB Nos. 1210-0110
1210-0089

2016

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A This return/report is for:
- [x] a single-employer plan
- [ ] a multiple-employer plan (not multiemployer) (Filers checking this box must attach a list of participating employer information in accordance with the form instructions.)
- [ ] a one-participant plan
- [ ] a foreign plan

B This return/report is:
- [ ] the first return/report
- [ ] the final return/report
- [ ] an amended return/report
- [ ] a short plan year return/report (less than 12 months)

C Check box if filing under:
- [ ] Form 5558
- [ ] automatic extension
- [ ] DFVC program
- [ ] special extension (enter description)

Part II Basic Plan Information --- enter all requested information

1a Name of plan
Ottawa Savings Bank Employees Savings & Profit Sharing Plan

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan
06/01/2005

2a Plan sponsor's name (employer, if for a single-employer plan)
Mailing Address (include room, apt., suite no. and street, or P.O. Box)
City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions)

Ottawa Savings Bank

925 LaSalle St

US Ottawa IL 61350

2b Employer Identification Number (EIN) 36-1588740

2c Sponsor's telephone number
(815) 433-2525

2d Business code (see instructions)
522120

3a Plan administrator's name and address [X] Same as Plan Sponsor

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN, and the plan number from the last return/report.

a Sponsor's name

4b EIN

4c PN

5a	Total number of participants at the beginning of the plan year	5a	44
b	Total number of participants at the end of the plan year	5b	49
c	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	5c	49
d(1)	Total number of active participants at the beginning of the plan year	5d(1)	38
d(2)	Total number of active participants at the end of the plan year	5d(2)	44
e	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	5e	6

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including, if applicable, a Schedule SB or Schedule MB completed and signed by an enrolled actuary, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature] Signature of plan administrator	2-8-2017 Date	Jon Kranov Enter name of individual signing as plan administrator
SIGN HERE	[signature] Signature of employer/plan sponsor	2-8-2017 Date	Jon Kranov Enter name of individual signing as employer or plan sponsor

Preparer's name (including firm name, if applicable) and address (include room or suite number)
Skip this question

Preparer's telephone number
Skip this question

6a Were all of the plan's assets during the plan year invested in eligible assets? (See instructions.) .... [X] Yes [ ] No

b Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? (See instructions on waiver eligibility and conditions.) .... [X] Yes [ ] No

If you answered "No" to either line 6a or line 6b, the plan cannot use Form 5500-SF and must instead use Form 5500.

c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (see ERISA section 4021)? .... [ ] Yes [ ] No [ ] Not determined

Part III Financial Information

7 Plan Assets and Liabilities		(a) Beginning of Year	(b) End of Year
a Total plan assets	7a	4,395,798	5,401,102
b Total plan liabilities	7b	182	
c Net plan assets (subtract line 7b from line 7a)	7c	4,395,616	5,401,102
8 Income, Expenses, and Transfers for this Plan Year		**(a) Amount**	**(b) Total**
a Contributions received or receivable from: (1) Employers	8a(1)	142,754	
(2) Participants	8a(2)	242,312	
(3) Others (including rollovers)	8a(3)	202,953	
b Other income (loss)	8b	483,056	
c Total income (add lines 8a(1), 8a(2), 8a(3), and 8b)	8c		1,071,075
d Benefits paid (including direct rollovers and insurance premiums to provide benefits)	8d	62,775	
e Certain deemed and/or corrective distributions (see instructions)	8e	795	
f Administrative service providers (salaries, fees, commissions)	8f	2,019	
g Other expenses	8g		
h Total expenses (add lines 8d, 8e, 8f, and 8g)	8h		65,589
i Net income (loss) (subtract line 8h from line 8c)	8i		1,005,486
j Transfers to (from) the plan (see instructions)	8j		

Part IV Plan Characteristics

9a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:

2E 2F 2G 2J 2K 2T 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

Part V Compliance Questions

10 During the plan year:		Yes	No	N/A	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	10a		X		
b Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 10a.)	10b		X		
c Was the plan covered by a fidelity bond?	10c	X			1,440,000
d Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	10d		X		
e Were any fees or commissions paid to any brokers, agents, or other persons by an insurance carrier, insurance service, or other organization that provides some or all of the benefits under the plan? (See instructions.)	10e	X			18,060
f Has the plan failed to provide any benefit when due under the plan?	10f		X		
g Did the plan have any participant loans? (If "Yes," enter amount as of year end.)	10g	X			36,141
h If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	10h		X		
i If 10h was answered "Yes," check the box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	10i				

Part VI Pension Funding Compliance

11 Is this a defined benefit plan subject to minimum funding requirements? (If "Yes," see instructions and complete Schedule SB (Form 5500 and line 11a below)		☐ Yes ☒ No
11a Enter the unpaid minimum required contributions for all years from Schedule SB (Form 5500) line 40	11a	
12 Is this a defined contribution plan subject to the minimum funding requirements of section 412 of the Code or section 302 of ERISA? (If "Yes," complete line 12a or lines 12b, 12c, 12d, and 12e below, as applicable.)		☐ Yes ☒ No

a If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the letter ruling granting the waiver .... Month ______ Day ______ Year ______

If you completed line 12a, complete lines 3, 9, and 10 of Schedule MB (Form 5500), and skip to line 13.

b Enter the minimum required contribution for this plan year.	12b	
c Enter the amount contributed by the employer to the plan for the plan year	12c	
d Subtract the amount in line 12c from the amount in line 12b. Enter the result (enter a minus sign to the left of a negative amount)	12d	
e Will the minimum funding amount reported on line 12d be met by the funding deadline?		☐ Yes ☐ No ☐ N/A

Part VII Plan Terminanations and Transfers of Assets

13a Has a resolution to terminate the plan been adopted in any plan year?		☐ Yes ☒ No
If "Yes," enter the amount of any plan assets that reverted to the employer this year	13a	
b Were all the plan assets distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?		☐ Yes ☒ No

c If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

13c(1) Name of plan(s):	13c(2) EIN(s)	13c(3) PN(s)

Part VIII Trust Information - Skip These Questions

14a Name of trust	**14b** Trust's EIN
14c Name of trustee or custodian	**14d** Trustee or custodian's telephone number

Part IX IRS Compliance Questions - Skip These Questions

15a Is the plan a 401(k) plan? If "No," skip b.	☐ Yes ☐ No
15b How did the plan satisfy the nondiscrimination requirements for employee deferrals under section 401(k)(3) for the plan year? Check all that apply:	☐ Design-based safe harbor ☐ "Prior year" ADP test ☐ "Current year" ADP test ☐ N/A
16a What testing method was used to satisfy the coverage requirements under section 410(b) for the plan year? Check all that apply:	☐ Ratio percentage test ☐ Average benefit test ☐ N/A
16b Did the plan satisfy the coverage and nondiscrimination requirements of sections 410(b) and 401(a)(4) for the plan year by combining this plan with any other plan under the permissive aggregation rules?	☐ Yes ☐ No

17a If the plan is a master and prototype plan (M&P) or volume submitter plan that received a favorable IRS opinion letter or advisory letter, enter the date of the letter ____/____/____ and serial number ____________.

17b If the plan is an individually-designed plan that received a favorable determination letter from the IRS, enter the date of the most recent determination letter ____/____/____.

18 Defined Benefit Plan or Money Purchase Pension Plan Only: Were any distributions made during the plan year to an employee who attained age 62 and had not separated from service?	☐ Yes ☐ No
19 Was any plan participant a 5% owner who had attained at least age 70 ½ during the prior plan year?	☐ Yes ☐ No

SUMMARY ANNUAL REPORT
for
Ottawa Savings Bank Employees Savings & Profit Sharing Plan

This is a summary of the annual report for Ottawa Savings Bank Employees Savings & Profit Sharing Plan, 36-1588740/003 for 01/01/2016 through 12/31/2016. The annual report has been filed with the Employee Benefits Security Administration, formerly known as the Pension and Welfare Benefits Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Plan expenses were $65,589. These expenses included $2,019 in administrative expenses, $62,775 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 49 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan was $5,401,102 as of 12/31/2016 compared to $4,395,616 as of 01/01/2016. During the plan year the plan experienced an increase in its net assets of $1,005,486. This increase includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,071,075, including employer contributions of $142,754, employee contributions of $445,265 and earnings from investments of $483,056.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. insurance information including sales commissions paid by insurance carriers;

To obtain a copy of the full annual report, or any part thereof, write or call the office of Ottawa Savings Bank, who is Plan Administrator at 925 LaSalle St, Ottawa IL 61350, (815) 433-2525. There will be no charge for copying the report in whole or in part.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, if any, or a statement of income and expenses of the plan and accompanying notes, if any, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes, if any, will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 925 LaSalle St, Ottawa IL 61350 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 9, 2017

Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust

By: Jon Kranov

Plan Administrator